Boqii Holding Ltd

Building 9, No. 388, Shengrong Road

Pudong New District, Shanghai 201210

People’s Republic of China

VIA EDGAR

March 19, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549
Attention:	Ta Tanisha Meadows
Adam Phippen

Re:	Boqii Holding Ltd Form 20-F for the Fiscal Year Ended March 31, 2025 File No. 1-39547

Ladies and Gentleman:

Boqii Holding Ltd (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 6, 2026 relating to the Annual Report on Form 20-F (the “Form 20-F”) for the fiscal year ended March 31, 2025 filed by the Company with the Commission on July 21, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comment have been made in Amendment No. 1 to the Form 20-F (the “Amendment”) which is being filed to the Commission contemporaneously with the submission of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2025

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

29. Subsequent Events, page F-55

1.	We note you implemented a reverse stock split in July 2025. It does not appear that your audited financial statements and related notes have been revised to reflect the split. Further, we note the announcement of fiscal 2026 first half unaudited financial results included in Form 6-K filed January 5, 2026 does not present prior-period financial information based on the new number of shares. Please tell us your consideration of retroactively adjusting all periods presented to reflect the reverse stock split in accordance with ASC 260-10-55-12 and SAB Topic 4:C.

Response: In response to the Staff’s comment, we have revised our financial statements and related notes as well as other relevant disclosures to reflect the split in the Amendment.

We thank you for your review of the foregoing and Form 20-F. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq. at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Lisa Tang
Name:	Lisa Tang
Title:	Co-Chief Executive Officer and Chief Financial Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP